FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 18th May 2006.

On 17th May 2006, Royal Dutch Shell plc ("the Company") received notification from Barclays PLC, pursuant to Section 198 Companies Act 1985 that at the close of business on 15th May 2006, Barclays PLC, acting through its business group and legal entities detailed below, had an interest in 116,132,798 "A" shares of Euro 0.07 each in the Company being 3.00 per cent of the issued "A" share capital held as follows:

Legal Entity	No. of Shares	Percentage held
Barclays Global Investors Japan Ltd	2,249,685.0582
Barclays Global Investors Australia Ltd	366,617.0095
Barclays Global Investors Japan Trust	4,622,203.1195
Barclays Global Investors, N.A	30,256,679.7823
Barclays Global Investors Canada Ltd	283,322.0073
Barclays Capital Securities Ltd	4,911,687.1270
Gerrard Ltd	24,609.0006
Barclays Global Fund Advisors	11,923,635.3083
Barclays Life Assurance Co Ltd	5,887,400.1522
Barclays Capital Inc	1,005,800.0260
Barclays Bank Trust Company Ltd	12,158.0003
Barlcays Global Investors Ltd	54,589,003	1.4113
Group Holding	116,132,798	3.0025

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 19May 2006